NATIONAL COAL CORP.
                            8915 GEORGE WILLIAM ROAD
                               KNOXVILLE, TN 37923

                                  June 19, 2007

VIA EDGAR AND FACSIMILE

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention:     Carmen Moncada-Terry

         Re:      National Coal Corp.
                  REGISTRATION STATEMENT ON FORM S-3 (FILE NO. 333-142403)

Ladies and Gentlemen:

         We respectfully request acceleration of the effective date of the Registration Statement on Form S-3 (File No. 333-142403) relating to the resale of up to 3,000,000 shares of Common Stock, par value $.0001 per share, of National Coal Corp., so that the Registration Statement shall become effective at 11:00 a.m. Eastern Time on Thursday, June 21, 2007 or as soon thereafter as possible.

         The Company acknowledges that:

         o should the Commission or the Staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

         o the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

         o the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


                                   Very truly yours,

                                   National Coal Corp.


                                   By:  /s/ T. Michael Love
                                        ---------------------------------------
                                         T. Michael Love
                                         Chief Financial Officer



cc:      John J. McIlvery, Esq.